MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

May 7, 2014

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:	Claire Erlanger
Linda Cvrkel Julia Griffith Justin Dobbie, Legal Branch Chief

Re:	Have Gun Will Travel Entertainment, Inc.
Registration Statement on Form S-1 Filed February 5, 2014 File No. 333-193768

Dear Mr. Dobbie:

We are filing an Amendment No. 1 to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Tommie Ray, President of Have Gun Will Travel Entertainment, Inc. (“HGWT”), dated March 4, 2014 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1. We note your disclosure that the shares will be sold exclusively by Mr. Ray for no consideration, but that you may utilize brokers, dealers, finders and agents to assist you with the offering. Please tell us, with a view towards revised disclosure, how you intend to comply with the provisions of Rules 10b-9 and 15c2-4 of the Exchange Act, as applicable.

We have amended the Registration Statement to remove any disclosure related to the use of brokers, dealers, finders and agents to assist Mr. Ray with the offering as he will be the exclusive seller of the shares.

Matthew McMurdo, Esq.

New York

2. Revise the cover page and the appropriate sections of the prospectus to disclose when you expect to add brokers and how you expect to comply with applicable regulations pertaining to the use of brokers in your transaction. Disclose any impediments you are currently aware of with respect to including brokers.

We will not be adding brokers or using brokers in our transaction. Therefore, we have revised the cover page to remove the reference to brokers.

3. The company appears to be a “shell company” as defined in Rule 405 of the Securities Act. Please tell us the basis for your determination that the company is not a “shell company,” or revise the disclosure throughout your prospectus to reflect this designation.

We have determined that HGWT is not a “shell company” as defined in Rule 405 of the Securities Act because it has both more than nominal operations and more than nominal assets. As related to operations, we have already entered into two contracts to sell reality show concepts that HGWT has created and developed. Furthermore, HGWT has fully completed the development of 1 additional reality show concept that is currently under review with a prospective buyer, and has several more projects in different stages of completion. The Company has also contracted a graphic designer to assist in creating visual representations for our projects. These additional concepts are assets to HGWT, which along with our current cash on hand and the retention of an independent contractor clearly displays that we have more than nominal operations.

4. Since Mr. Ray is your sole officer and director, please revise throughout your prospectus to remove inappropriate references to plural “officers” and “directors.”

We have removed all inappropriate references to plural “officers” and “directors.”

5. Please revise to eliminate marketing language throughout your prospectus. We believe that this language is inappropriate because it neither provides nor enhances relevant and meaningful disclosure that investors can use to make an informed investment decision. Here are some examples of what we mean:

☐
“Have Gun Will Travel Entertainment, Inc. is an emerging forward-thinking full-service pre-production company dedicated to the creation of original concepts and programming with a bold and innovative edge in the reality television space” (page 5);

Matthew McMurdo, Esq.

New York

☐
“[Mr. Ray’s] first-hand acting and directing experience, numerous industry contacts and a dedication to produce projects that are both creatively distinctive and commercially rewarding uniquely position the Company to become a premier reality television production company that creates, packages and produces groundbreaking programming in the reality TV formats” (page 21);

☐	“…we ensure from the very beginning that the idea is innovative and thrilling.” (page 23); and

☐	“We take pride in our capacity to create show concepts spanning the entire creative spectrum and are committed to making quality groundbreaking television.” (page 29).

We have removed all marketing language from the Registration Statement.

6. Revise your prospectus to eliminate references to speculative future events that are written in the present tense, as though they are already occurring or can reasonably be expected to occur. Alternatively, explain your basis for believing that these events have already taken place. For example, each of these sentences should be recast to be conditional and prospective:

☐	“The Company develops reality TV programming content in-house” (page 6);

☐
“The Company’s growth strategy is currently set as a three-stage initiative that will culminate within the next few years. The first stage will include hiring additional key management, adding to the Board of Directors, and securing the vital agreements required to enter and participate in the lucrative fields of the Reality TV production industry, as well as capitalize on the demand for quality reality TV entertainment.” (page 7);

☐
“In the third phase of HGWT’s growth strategy, the management will direct its attention towards vertically integrating the operations that were previously outsourced, and becoming a premier full-service multi-faceted television production company that develops, sells, produces, packages and licenses shows and formats domestically and internationally.” (page7);

☐	“We create reality TV entertainment products…” (page 10);

☐	“With respect to intellectual property developed by the Company…” (page 11);

Matthew McMurdo, Esq.

New York

☐	“We do not produce reality shows, we sell our concepts to independent producers and production companies to be produced and distributed.” (page 21);

☐	“This phase will last approximately 12 to 18 months, and will serve to provide proof-of-concept for the Company in a highly cost-effective manner.” (page 27); and

☐	“Currently, we are relying on equity capital and sales of our reality TV programming content” (page 31).

We have removed references to speculative future events which haven’t occurred that are written in the present tense, as though they are already occurring or can reasonably be expected to occur throughout the Registration Statement. However, many of the instances you cite above have, indeed, occurred. This includes the fact that HGWT does currently develop reality TV concepts and has even sold two such concepts and, therefore, does create reality TV entertainment products. Furthermore, HGWT has developed intellectual property, and has realized first revenues, so HGWT is relying on the sales of its reality TV content.

Cover Page of Registration Statement

7. Since this is the company’s initial public offering, it appears that the registration fee should be calculated by reference to Rule 457(a). Please revise footnote 1 to the fee table to eliminate the reference to Rule 457(c).

We have revised the footnote accordingly.

Cover Page of Prospectus

8. Revise the fifth paragraph on the cover page, the penultimate risk factor on page 15 and throughout your prospectus to clarify that there is no guarantee that the company’s shares will ever be quoted on the OTCQB or any exchange.

We have revised the applicable sections of the Registration Statement to reflect that there is no guarantee that our shares of common stock will ever be quoted on the OTCQB or any exchange.

Prospectus Summary, page 5
Business Description, page 5

9. Disclose in one of the opening paragraphs that the company has sold no products and generated no revenues, has net losses to date, and the fact that your auditor has expressed substantial doubt regarding the company’s ability to continue as a going concern.

We have added a statement that HGWT’s auditor has expressed substantial doubt regarding HGWT’s ability to continue as a going concern and that HGWT has net losses to date. HGWT does have revenue to date.

Matthew McMurdo, Esq.

New York

10. Please disclose in the Summary your cash on hand, your monthly expenses (or “burn rate”), the amount of expenses you expect to incur during the 180 days of the offering, and how long your current cash will fund your requirements.

We have added disclosure regarding our cash on hand, our monthly expenses, the amount of expenses we expect to incur during the offering and how long our current cash will fund our requirements.

11. Here and on page 30, provide a basis for your belief that you will need a minimum of $40,000 in capital.

We have revised the minimum of $40,000 to $32,500 due to the fact that the Company has realized its first sales totaling $7,500. We have provided a basis for our belief that we will need a minimum of $32,500.

12. You appear to have taken very few concrete steps to implement your business plan to date. Given that you may not be able to raise enough in the offering to cover the costs of the offering, please address in the Summary the risk to investors that you may not raise a sufficient amount of capital to commence operations and implement your business plan. Please make conforming changes to the Risk Factors and Business sections in response to this comment.

We have implemented our business plan and have sold two reality TV concepts. However, we have added disclosure to the effect that we may not be able to continue our operations or further our business plan.

13. We note your disclosure on page five that the company “has several projects in development.” Revise to provide investors with a brief summary of what the referenced projects entail, where they are in the process of development, what steps you will take to complete them, and describe the company’s timing expectations. Please also include a cross-reference to the more complete discussion of these projects in your Business section.

We have added a summary of the referenced projects and included a cross-reference to a more complete discussion in our Business section.

Matthew McMurdo, Esq.

New York

14. We note your disclosure that as an “emerging growth company” under the JOBS Act, you are exempt from certain obligations of the Exchange Act including those found in Section 14A(a) and (b) related to shareholder approval of executive compensation and golden parachute compensation and Section 404(b) of the Sarbanes-Oxley Act of 2002 related to the requirement that management assess the effectiveness of the company’s internal control for financial reporting. Please note that Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor’s attestation of ICFR under Section 404(b) of the Sarbanes-Oxley Act for as long as it qualifies as an EGC. An EGC is not exempt from the requirement to perform management’s assessment of internal control over financial reporting. Please revise your disclosure accordingly.

We have revised our disclosure accordingly.

15. You state here and elsewhere that you have one project under review with a prospective buyer. Please tell us how long you expect this review to take. Please also confirm that you will revise this disclosure with any material developments related to this project.

We have since sold this project for $5,500 and now have another one under review with a different prospective buyer. We have added related disclosure to the Registration Statement regarding our one project currently under review. We have, and hereby confirm that we will continue to revise our disclosure with any material developments related to this and all our projects.

Product Development, page 6

16. Refer to your disclosure that “Our president, Mr. Ray, currently handles all aspects of content development…” Revise to clarify that Mr. Ray is not actually producing content or programming, only furnishing conceptual frameworks to others. Explain what you mean by “all aspects of content development.”

We have edited the disclosure throughout the Registration Statement to clarify that we are a pre-production business and Mr. Ray is not actually producing content or programming. We also expanded the disclosure to briefly describe all aspects of our content development. Please see p.22 for a full description of our Product Development process.

Our Growth Strategy, page 7

17. Reconcile the disclosure on page 28, under the caption “Industry Economics and Forecast,” with the disclosure on page 7 that you intend to capitalize on the demand for quality reality TV entertainment. The Industry Economics disclosure appears to state that demand for reality TV may be falling, while the disclosure on page 7 appears to tie the company’s growth strategy to a robust market.

We have removed the disclosure under the caption “Industry Economics and Forecast.” HGWT firmly believes that there is a demand for quality reality TV entertainment, and the disclosure in the Registration Statement reflects that.

Matthew McMurdo, Esq.

New York

The Terms of the Offering, page 7

18. Clarify in this tabular presentation that no minimum number of shares need be purchased for the offering to be consummated.

We have made the requested clarification in the table.

Risk Factors, page 9
Risks Relating to Have Gun Will Travel Entertainment, Inc., page 9

19. Add a risk factor to this section stating that the company has no operating history, has been in existence for a very short period of time, has not generated any revenue, and can provide no assurances that it will generate any revenue in the future.

We have added a risk factor regarding our short existence and inability to guaranty revenue in the future. However, at this point we do have an operating history and have generated revenue, so we have not included such statements in the new risk factor.

Projections May be Inaccurate and Actual Results may be Materially Worse, page 10

20. We were unable to locate any projections in your prospectus. Please advise, or delete this risk factor as inapplicable to the offering.

We have deleted this risk factor.

Competition from Other Reality TV Show Producers and Production Companies, page 11

21. Expand this risk factor to include some of the other salient aspects of competition in your industry, including the fact that there are relatively low barriers to entry, a limited number of consumers of the company’s product, and a number of well-established providers of similar services. In this regard, state here or in a separate risk factor that the company does not currently have any relationships or agreements with independent TV producers, producer’s agents, or TV executives, as you note on page 6.

We have expanded the applicable risk factor and added a new risk factor to address competition and HGWT’s lack of relationships and/or agreements within the industry.

Matthew McMurdo, Esq.

New York

Dependence on the Maintenance of Intellectual Property Rights in Our Products, page 11

22. Revise this risk factor to clarify that the company has not developed any intellectual property to date, or advise us of what property the company is currently incurring costs to protect and quantify those costs.

We have revised the risk factor to state that although HGWT has developed intellectual property to date, we haven’t incurred any costs protecting it.

Loss of Services of Key Man, page 11

23. Clarify the risk described to highlight the fact that Tommie Ray is the sole contributor of reality TV concepts to the company, as well as its sole officer, director, employee and current investor. Revise your statement that Mr. Ray would be difficult to replace to more accurately state the risk.

We have revised the risk factor to clarify Mr. Ray’s importance and the difficulty HGWT would face in replacing him.

Risks of Purchasing Shares, page 13

24. Provide a risk factor detailing the risks to investors associated with not having a minimum offer amount.

We have added the aforementioned risk factor.

Use of Proceeds, page 16

25. We note your disclosure in footnote (2) to the table on page 16 that you may pay selling commissions to brokers and dealers of up to 10%. Disclose the impact that paying these commissions would have on the Use of Proceeds and Liquidity of the company.

We will not be utilizing any brokers and dealers. Therefore, we have removed such reference.

26. If you will require material amounts of additional funds to carry out your specified goals, disclose the amounts and sources of those funds. We note, in particular, that there is no minimum offering amount. See Instruction 3 to Item 504 or Regulation S-K.

We have added the requested disclosure to the introductory paragraph of the Use of Proceeds section.

Matthew McMurdo, Esq.

New York

27. Working Capital is a term of art that means current assets less current liabilities. Please revise footnote (3) to the Use of Proceeds table to clarify your use of the term.

We have revised the terminology to refer to Operating Funds rather than Working Capital to clarify the use of proceeds under the added footnote (4).

28. You state on page 7 that you intend to use certain of the proceeds of the offering for salaries. You also include a row in the use of proceeds table for officer and employee salaries, with no proceeds allocated for such uses. Please reconcile the inconsistency.

We have edited the disclosure through the Registration Statement to remove references to using proceeds from the offering for salaries.

29. Please add a footnote to the use of proceeds table explaining the nature of the general and administrative expenses you expect to incur.

We have added the requested footnote to explain the nature of general and administrative expenses.

30. Please tell us, with a view towards revised disclosure, if any of the proceeds of the offering will be utilized to cover the costs associated with being a reporting company. If not, please explain how you intend to cover such costs.

HGWT intends to use proceeds of the offering to cover the costs associated with being a reporting company. HGWT has included such costs in its general and administrative expenses.

Dilution Of The Price You Pay For Your Shares, page 16

31. We note that you have included a table on page 19 which shows the relative cash investment and stock ownership of current and new investors. We also note that your disclosure indicates that current stockholders cash investment was $8,500. In light of the fact that the current shareholder paid $20,000 cash for the 8,500,000 shares of stock issued to him as indicated in your financial statements, it would appear that this amount should be revised to reflect the $20,000 cash investment from your current stockholders. Please revise.

We have revised the table to show the full investment by the founding shareholder (total of $25,529 - $20,000 in cash and $5,529 in expenses paid on the Company's behalf).

Matthew McMurdo, Esq.

New York

Plan of Distribution, page 20

32. Confirm your understanding that, pursuant to the undertakings you made in Part II of the Registration Statement under Rule 512(a)(1)(iii) of Regulation S-K, the entry into arrangements with brokers, dealers, finders or selling agents to participate in this offering may constitute a material change to the Plan of Distribution, the details of which you must disclose in an amendment to the Registration Statement prior to effectiveness if that is when the change occurs, or in a Post-Effective amendment if such arrangements are made after the Registration Statement has been declared effective. Please also confirm that you will file any related underwriting agreements or material contracts as exhibits as required by Item 601(b)(1) and (10) of Regulation S-K.

Please see Exhibit A attached hereto.

33. We note that Mr. Ray may purchase shares in the offering. Please tell us, with a view towards revised disclosure, the extent to which the limitations imposed by Regulation M apply to Mr. Ray and his activities during and following the offering.
Business, page 21

We have revised the disclosure in the Registration Statement to state that since Mr. Ray may purchase shares in the offering, Mr. Ray will be subject to Regulation M and will act accordingly, including through filing the notice and information relating to distributions subject to Regulation M under Rule 5190, Rule 6275(f) and the trade reporting rules. Mr. Ray shall file all notices related to these rules with FINRA's Market Regulation Department electronically through the FINRA Firm Gateway.

34. Please furnish a business description that is consistent with the requirements of Item 101 of Regulation S-K, as applicable. In particular, furnish the disclosure concerning patents, trademarks and licenses required by Item 101(h)(4)(vii), which for the company might include copyrights on the concepts it is marketing—if it is not possible to copyright or otherwise protect such work, state that in the disclosure; the information about dependence on a small number of customers required by Item 101(h)(4)(vi); and, if material, information about any research and development you have undertaken or plan to undertake about marketable reality TV concepts as required by Item 101(h)(4)(x).

We have revised the Registration Statement to furnish material disclosure related to copyright licenses, as that is what is applicable. We did not include information about dependence on a small number of customers because we believe that in today’s reality TV market the outlets/opportunities for new reality TV shows are vast, with producers and production companies scouting for new reality TV content to produce and distribute. We have also added disclosure stating that HGWT has not undertaken any research and development about marketable reality TV concepts.

Matthew McMurdo, Esq.

New York

35. Provide detail and quantify your statement in the second paragraph on page 22 that you will engage seasoned professionals to carry out your business. Quantify numbers of expected employees, timing, and related costs.

We added a disclosure to provide detail and quantify the statement regarding engaging seasoned professionals to carry out our business in the future.

Industry Economics and Forecast, page 28

36. It is not clear why this section, which deals largely with the production of reality TV rather than the development of reality TV concepts, is relevant to investors in the company. It also appears that a large portion of the disclosure in this section has been copied from the IBISWorld report referenced in the first paragraph. Please revise to explain the relevance of this section and please tell us whether you have received permission to duplicate portions of the referenced report.

We agree with your assessment that this section is not relevant to investors. Therefore, we have removed this section from the Registration Statement.

37. Please ensure that you attribute all market data in this section to the applicable source. If all such data is from the same source, please revise to clarify. Please also revise the disclosure to clarify that certain of the industry data is over a year and a half old and may not represent the most current information about the industry.

This section has been removed from the Registration Statement.

Management’s Discussion and Analysis or Plan of Operations, page 30

38. We note that you are a development stage company with nominal operations and no revenues to date. As such, please include a plan of operation for the company. In particular, please discuss the timelines, projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing, for the development of your business over the next 12 months. Please also disclose how and when you expect to start generating revenue.

We revised the disclosure to include a plan of operations for the next 12 months discussing the timelines, projected costs, milestones, as well as plans for obtaining additional financing as needed. The Company has already started generated revenue.

Matthew McMurdo, Esq.

New York

Description of Property, page 33

39. Revise your disclosure to clarify that Have Gun Will Travel Entertainment does not own any property within the meaning of Item 102 of Regulation S-K. It appears that your headquarters is located in a virtual office space for which you must pay additional amounts to use conference rooms and lobby space. If this is true, please add it to your disclosure. Please also disclose whether Mr. Ray uses this office space, or some other space, to develop ideas for the business.

We revised the disclosure to clarify that HGWT does not own any property and that its headquarters is located in a virtual office space which Mr. Ray uses for developing ideas and other business-related purposes. We also added that we must pay additional fees if we need extra access to conference rooms and lobby space.

Directors, Executive Officers, Promoters and Control Persons, page 33

40. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ray should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

We revised the disclosure to reflect that Mr. Ray’s education in theatre arts and his directing, playwriting and acting experience within the television entertainment industry led to the conclusion that Mr. Ray should serve as HGWT’s director.

41. Please provide us the basis for your statement that Mr. Ray is “mostly known mostly known for States of Grace (2005), Life at the Resort (2011), and Year of the Rat (2011) which he also co-directed.” In doing so, please explain what particular roles Mr. Ray played in each such production. Please also tell us, with a view towards revised disclosure, whether Mr. Ray has any other business experience in the last five years. If not, please revise to clarify what Mr. Ray has been doing during that period.

We revised the disclosure to clarify the roles Mr. Ray played in each production and state that over the last five years, Mr. Ray was involved in screenwriting and provided consulting services on independent film projects.

Financial Statements, page 40

42. Note 8 to your financial statements refers to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with an initial public offering. See Sec. 27A(b)(2)(D) of the Securities Act. Revise your prospectus accordingly.

We have deleted notes 7 and 8 to the financial statements.

Matthew McMurdo, Esq.

New York

43. Please revise Note 8 to remove the reference to Riverdale Capital Ltd., or advise us as to why this is relevant.

We have deleted notes 7 and 8 to the financial statements.

Please direct your correspondence regarding this matter to the undersigned.

cc:	Tommie Ray, President Have Gun Will Travel Entertainment, Inc.

Matthew McMurdo, Esq.

New York

HAVE GUN WILL TRAVEL ENTERTAINMENT, INC.	Exhibit A

May 7, 2014

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:	Claire Erlanger
Linda Cvrkel Julia Griffith Justin Dobbie, Legal Branch Chief

Re:	Have Gun Will Travel Entertainment, Inc.
Registration Statement on Form S-1 Filed February 5, 2014 File No. 333-193768

Dear Mr. Dobbie:

I, Tommie Ray, President of Have Gun Will Travel Entertainment, Inc. (the “Company”), hereby confirm my understanding that, pursuant to the undertakings I made in Part II of the Registration Statement under Rule 512(a)(1)(iii) of Regulation S-K, the entry into arrangements with brokers, dealers, finders or selling agents to participate in this offering may constitute a material change to the Plan of Distribution, the details of which I will disclose in an amendment to the Registration Statement prior to effectiveness if that is when the change occurs, or in a Post-Effective amendment if such arrangements are made after the Registration Statement has been declared effective. I also hereby confirm that I will file any related underwriting agreements or material contracts as exhibits as required by Item 601(b)(1) and (10) of Regulation S-K.

By:	/s/ Tommie Ray
Tommie Ray, President

Matthew McMurdo, Esq.

New York